LIMITED LIABILITY COMPANY AGREEMENT

between and among

THE FEEL GOOD LAB LLC

and

THE MEMBERS NAMED HEREIN

dated as of

NOVEMBER 1, 2017

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement of The Feel Good Lab LLC, a Delaware limited liability company (the "**Company**"), is entered into as of November 1, 2017, by and among the Company, the Initial Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on January 4, 2016 (the "**Certificate of Formation**"); and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Acceptance Notice**" has the meaning set forth in Section 8.01(c).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

       (a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

       (b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any

6

excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**BBA**" has the meaning set forth in Section 11.04.

"**BBA Procedures**" has the meaning set forth in Section 11.04.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Managers in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Managers, be adjusted to equal their respective gross Fair Market Values, as determined by the Managers, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Capital Account" has the meaning set forth in Section 3.03.

"Capital Contribution" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"Cause" means the gross negligence, willful misconduct or fraud as determined by the affirmative vote of the holders of the majority of the Membership Interests after providing written notice of the proposed removal containing a thirty (30) day period to cure particularizing the evidence and the allegations supporting Cause and setting forth the actions required to cure the alleged Cause (the "**Cause Notice**"), *provided further* that if the removal is of a Manager holding Membership Interests such Manager, in his/her capacity as a Member, shall be entitled to a vote for removal, but shall have any obligation to provide the Cause Notice.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.03(b)**Error! Reference source not found.**.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 13.03(a).

"**Covered Person**" has the meaning set forth in Section 10.01(a)**Error! Reference source not found.**.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq.*, and any successor statute, as it may be amended from time to time.

"**Drag-along Member**" has the meaning set forth in Section 9.04(a).

"**Drag-along Notice**" has the meaning set forth in Section 9.04(c).

"**Drag-along Sale**" has the meaning set forth in Section 9.04(a).

"**Dragging Member**" has the meaning set forth in Section 9.04(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Managers. In making such estimate, the Managers shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Managers reasonably determine are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in Section 6.02(c).

"**Exercise Period**" has the meaning set forth in Section 8.01(c).

"**Exercising Member**" has the meaning has the meaning set forth in Section 8.01(d).

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Managers based on such factors as the Managers, in the exercise of their reasonable business judgment, consider relevant.

"**Family Member**" has the meaning set forth in Section 9.02(b).

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Fully Participating Tag-along Member**" has the meaning set forth in Section 9.05(e).

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate of such Member.

"**Initial Member**" has the meaning set forth in the term Member.

"**Issuance Notice**" has the meaning set forth in Section 8.01(b).

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 12.03(a).

"**Losses**" has the meaning set forth in Section 10.03(a).

"**Managers**" means (a) each Person identified as of the date hereof as a Manager in Section 7.02 and (b) each Person who is hereafter elected as a Manager in accordance with Section 7.02. Managers need not be Members of the Company or residents of the State of Delaware but must be natural individuals.

"**Managers Schedule**" has the meaning set forth in Section 7.02(c).

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member who has executed this Agreement or a counterpart thereof (each, an "**Initial Member**"); and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01**Error! Reference source not found.**.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed as a percentage interest.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

> (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

> (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable

income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Securities**" has the meaning set forth in Section 8.01(a).

"**Non-Exercising Member**" has the meaning set forth in Section 8.01(d).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Interests**" has the meaning set forth in Section 9.03(a).

"**Offering Member**" has the meaning set forth in Section 9.03(a).

"**Offering Member Notice**" has the meaning set forth in Section 9.03(b).

"**Officers**" has the meaning set forth in Section 7.07.

"**Over-allotment Exercise Period** " has the meaning set forth in Section 8.01(d).

"**Over-allotment Notice**" has the meaning set forth in Section 8.01(d).

"**Partnership Representative**" has the meaning set forth in Section 11.04.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 9.02**Error! Reference source not found.**. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Proposed Transferee**" has the meaning set forth in Section 9.05(a).

"**Prospective Purchaser**" has the meaning set forth in Section 8.01(b).

"**Purchasing Member**" has the meaning set forth in Section 9.03(c)**Error! Reference source not found.**.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (a) a quarter (1/4) in the case of the first calendar quarter of the Fiscal Year, half (1/2) in the case of the second calendar quarter of the Fiscal Year, three-quarters (3/4) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any Officer or employee of the Company, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"**Remaining Portion**" has the meaning set forth in Section 9.05(e).

"**Remaining Portion Notice**" has the meaning set forth in Section 9.05(e).

"**Remaining Tag-along Notice**" has the meaning set forth in Section 9.05(e)(ii).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**ROFR Notice Period**" has the meaning set forth in Section 9.03(c).

"**ROFR Offer Notice**" has the meaning set forth in Section 9.03(c).

"**ROFR Rightholder**" has the meaning set forth in Section 9.03(a).

"**Sale Notice**" has the meaning set forth in Section 9.05(c).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Selling Member" has the meaning set forth in Section 9.05(a).

"Shortfall Amount" has the meaning set forth in Section 6.02(c).

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Tag-along Member" has the meaning set forth in Section 9.05(a).

"Tag-along Portion" has the meaning set forth in Section 9.05(d).

"Tag-along Sale" has the meaning set forth in Section 9.05(a).

"Tax Advance" has the meaning set forth in Section 6.02(a).

"Tax Amount" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Membership Interest.

"Tax Matters Member" has the meaning set forth in Section 11.04.

"Tax Rate" of a Member, for any period, means the highest marginal combined federal, state and local tax rate applicable to an individual residing in New York, New York, taking into account (a) the deductibility of state and local taxes for federal income tax purposes and (b) the character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income.

"Taxing Authority" has the meaning set forth in Section 6.03(b).

"Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. **"Transfer"** when used as a noun shall have a correlative meaning. **"Transferor"** and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Withholding Advances" has the meaning set forth in Section 6.03(b).

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on January 4, 2016, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "THE FEEL GOOD LAB LLC" or such other name or names as may be designated by the Managers; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Managers shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal office of the Company is located at 16192 Coastal Highway, Lewes, Delaware, 19958, or such other place as may from time to time be determined by the Managers. The Managers shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)　　The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managers may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05　Purpose; Powers.

(a)　　The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto.

(b)　　The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06　Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01　Initial Capital Contributions. Each Member is deemed to own Membership Interests in the amounts set forth opposite such Member's name and address on Schedule A attached hereto (the "**Members Schedule**"), subject to any vesting requirements set forth on the Members Schedule. The Managers shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02　Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Managers and, in connection with an issuance of Membership Interests, made in compliance with Section 8.01. To the extent that a Member makes an additional Capital Contribution to the Company, the Managers shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member that fairly and equitably reflects the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section 3.03　Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 12.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.04   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XII in respect of such Membership Interests.

Section 3.05   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.06   No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.07   Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.03(a)(iii), if applicable.

Section 3.08   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Managers may authorize such modifications without the consent any Member.


ARTICLE IV
MEMBERS


Section 4.01   Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of ARTICLE VIII, and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of Article IX**Error! Reference source not found.**, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Managers and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Managers shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

(c)   Any issuance of Membership Interests to any Person, whether or not a Member of the Company, shall be drawn from the allotment of Membership Interests reserved in the Equity Pool reflected on Schedule A. After exhaustion of such allotment, any issuance of newly authorized Membership Interests shall result in the pro rata dilution of the existing Members. To the extent Membership Interest remain in the Equity Pool reflected on Schedule A upon a sale of all or substantially all of the assets of the Company, a sale of all Membership Interests or an initial public offering (collectively, an "Exit") then immediately prior to the closing of the Exit, the Membership Interests remaining in the Equity Pool reflected on Schedule A shall be distributed equally to the Co-Founders, without regard to their percentage ownership of the Company; provided, however, that no Co-Founder who had ceased rendering services to the Company for the one-hundred eighty consecutive calendar days immediately preceding the Exit shall receive any Membership Interests under this Section 4.01.

Section 4.02   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.03   No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. To the extent Ryan Gresh, Carlton Forse and/or Kyle Fitzpatrick (each a "Co-Founder" and collectively the "Co-Founders") cease to render any services to the Company for a period exceeding one-hundred eighty consecutive calendar days (the "Service End Date"), then the Company shall have the option, exercisable in whole or in part, by the second anniversary of the Service End Date, to redeem the departing Co-Founder or Co-Founders Membership Interests in accordance with the following schedule: (i) if the Service End Date Occurs within the first year of execution hereof, fifty percent of such Membership Interests based on a valuation of $2,300,000; (ii) if the Service End Date Occurs between the first anniversary and the second anniversary hereof, twenty-five percent of such Membership Interests based on a valuation of $2,300,000; and (iii) if the Service End Date Occurs between the second anniversary and the third anniversary hereof, ten percent of such Membership Interests based on a valuation of $2,300,000. The Company shall not have the option identified in this Section 4.03 if the Service End Date occurs after the third anniversary hereof. No departing Co-Founder has the right to force the Company to exercise the option identified in this Section 4.03.

Section 4.04   Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Membership Interests owned by the deceased Member shall automatically be Transferred to such Member's heirs, *provided*, upon the death of a Member, the deceased Member's legal representative, successors or heirs (collectively "Member's Estate") will retain the Member's Economic Interest subject to the terms of this Agreement, but will not be entitled to participate in the management of the Company. The Member's death will not release the Member's Estate from any obligations or liabilities incurred before death, and *provided further that* the Company will have the option to purchase the deceased Member's Membership Interest by delivering written notice to the Member's estate within 60 calendar days after the death of the Member. The Company will then have 90 days from the date of the notice to pay the Member's estate an amount equal to the fair market value of the deceased Member's interest, to be calculated in good faith by the Company as of the deceased Member's death. If the deceased Member's estate disputes the valuation reached by the Company, the fair market value will be determined by a neutral third party appraiser selected by the Company and approved by the deceased Member's estate, which shall advance the reasonable fees, expenses and costs relating to such neutral third party appraiser and the reasonable fees, expenses and costs, including reasonable attorneys' fees, of the Company. The failure to advance such fees within thirty (30) days of the delivery of notice of the amount of such fees shall constitute a default pursuant to which the Member's estate shall be deemed to have automatically transferred all right, title and interest held by the Member's Estate to the Company, and the Member's Estate shall not have any further recourse and the Company shall have no further liability or obligations to the Member's Estate.

Section 4.05   Meetings of Members.

(a)   Meetings of the Members may be called by (i) the Managers or (ii) by a Member or group of Members holding a majorityof the Membership Interests.

(b)   Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Managers or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place as the Managers or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.05(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.06   Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding at least fifty percent (50%) of the outstanding Membership Interests. Subject to Section 4.07, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.07, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Membership Interests.

Section 4.07   Action without a Meeting. Notwithstanding the provisions of Section 4.06, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Membership Interests. A record shall be maintained by the Managers of each such action taken by written consent of a Member or Members.

Section 4.08   Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Delaware Act. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.09   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.10   Certification of Membership Interests.

(a)   The Managers may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   In the event that the Managers shall issue certificates representing Membership Interests in accordance with Section 4.10(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.11   Other Activities; Business Opportunities. No Member or any of its Affiliates may, directly or indirectly, engage in, participate, consult for or render any services for any activities or businesses similar to or competitive with the Business. Upon breach of this Section 4.11, such Member and any of its Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description, so long as such business opportunity is not similar to or competitive with the business of the Company.

ARTICLE V
ALLOCATIONS

Section 5.01   Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section 5.02   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the **"Regulatory Allocations"**) are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managers taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of Article IX**Error! Reference source not found.**, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
DISTRIBUTIONS

Section 6.01   General.

(a)   Subject to Section 6.02, distributions of available cash shall be made to the Members when and in such amounts as determined by the Managers in their sole discretion. After making all distributions required for a given Fiscal Year under Section 6.02, distributions determined to be made by the Managers pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Membership Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

Section 6.02   Tax Advances.

(a)   Subject to any restrictions in the Company's then applicable debt-financing arrangements, and subject to the determination by the Managers to retain any other amounts necessary to satisfy the Company's obligations, at least five (5) Business Days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a "**Tax Advance**").

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 6.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), then the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made distributions other than pursuant to this Section 6.02, the Managers may apply such distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to Section 6.02 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such

Member pursuant to this Section 6.02, except to the extent taken into account as an advance pursuant to Section 6.02(d).

(d)   Any distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01.

Section 6.03   Tax Withholding; Withholding Advances.

(a)   **Tax Withholding.** Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Managers to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b)   **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member or Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.03(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any Withholding Advance in respect of a Member hereunder that is not immediately withheld from actual distributions to the Member, then the Member shall promptly reimburse the Company for the amount of such payment, plus interest at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"), compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) by the Member (any such payment shall not constitute a Capital Contribution). Each Member's reimbursement obligation under this Section 6.03(b) shall continue after such Member transfers its Membership Interests.

(c)   **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 6.03(c) and the obligations of a Member pursuant to Section 6.03(b)**Error! Reference source not found.** shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.03, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(d)   Overwithholding. Neither the Company nor the Managers shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.04   Distributions in Kind.

(a)   The Managers are hereby authorized, as they may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b)   Any distribution of securities shall be subject to such conditions and restrictions as the Managers determine are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Managers may require that the Members execute and deliver such documents as the Managers may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

Section 6.05   Distributions to ANC.

(a)   Notwithstanding anything to the contrary herein, the Company shall distribute to ANC, so long as ANC is a Member, and not to any other Member, a payment of One Hundred Thousand Dollars ($100,000) (the "**ANC Royalty**"), payable in increments of Five Thousand Dollars ($5,000) on the first date of the month immediately following, and continuing on the first date of each month thereafter, the date on which the Company's "You Plus Relief" product generates One Million Dollars ($1,000,000) of revenue (the "**Revenue Target**").

Section 6.06   Distributions to Peter Dunlap.

(a)   Notwithstanding anything to the contrary herein, the Company shall distribute to Peter Dunlap, so long as Peter Dunlap is a Member, and not to any other Member, One Dollar ($1.00) for each unit sold, and not returned, of the Company's "Recover" product (the "**Dunlap Royalty**"), *provided, however*, that the Dunlap Royalty shall be paid only upon the accrual of Ten Thousand Dollars ($10,000) for the sale of 10,000 units of the Company's "Recover" product (the "**Dunlap Milestone**") up to a maximum of, and which shall not exceed under any circumstances, Fifty Thousand Dollars ($50,000), *provided, further,* that any such payment of the Dunlap Royalty shall be made within ninety (90) days of the satisfaction of the Dunlap Milestone and the Company shall have no liability to pay any portion of the Dunlap Royalty until satisfaction of the Dunlap Milestone. For the avoidance of doubt, if the Company sells only 15,000 "Recover" products, the Company shall have the obligation only to pay $10,000 to Peter Dunlap and shall not have any further obligation to Peter Dunlap unless and until another Dunlap Milestone is reached. In the event Peter Dunlap transfers any of his Membership Interest, for any reason, or otherwise ceases to be a Member, the Company shall have no liability for the Dunlap Royalty. Upon any sale or liquidation of the Company, any amounts paid under ANC Royalty shall be netted against any proceeds for any sale or liquidation.

ARTICLE VII
MANAGEMENT

Section 7.01   Management of the Company. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Managers. Subject to the provisions of Section 7.05, the Managers shall have, and are hereby granted, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as they may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company.

Section 7.02   Number, Election and Term of Managers.

(a)   The number of Managers shall be fixed from time to time by the affirmative vote of Members holding a majority of the outstanding Membership Interests, but the number of Managers shall not be less than 2. The Company shall initially have three (3) Managers, who shall be Ryan D. Gresh, Carlton Forse and Kyle Fitzpatrick.

(b)   Managers shall be appointed, from time-to-time by the affirmative vote of Members holding a majority of the outstanding Membership Interests. Each Manager, including each of the initial Managers named in this Agreement, shall serve for a term ending at the next meeting of Members called for the purpose of electing Managers, or until the Manager's earlier, death, resignation, or removal for Cause.

(c)   The Managers shall maintain a schedule of all Managers with their respective mailing addresses (the "**Managers Schedule**"), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 7.02 or Section 7.03. A copy of the Managers schedule as of the execution of this Agreement is attached hereto as Schedule B.

Section 7.03   Removal; Resignation; Vacancies.

(a)   Members holding a majority of the Membership Interests may remove all or any lesser number of Managers, with or without cause.

(b)   A Manager may resign at any time by delivering his written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Managers shall not be necessary to make it effective.

(c)   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, a meeting of Members to elect a successor must be called promptly and held as soon as reasonably possible.

Section 7.04   Action by Managers.

(a)   If there is more than one Manager serving, all decisions requiring action of the Managers or relating to the business or affairs of the Company shall be decided by the affirmative vote or consent of a majority of the Managers.

(b)   On any matter that is to be voted on by Managers, a Manager may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Manager executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(c)   Any action of the Managers may be taken without a meeting if either (i) a written consent of a majority of the Managers shall approve such action; *provided*, that prior written notice of such action is provided to all Managers at least one (1) day before such action is taken, or (ii) a written consent constituting all of the Managers shall approve such action. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Section 7.05   Actions Requiring Approval of Members. Except as otherwise stated in this Section 7.05, and without the written approval of Members holding at least a majority of the outstanding Membership Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify or waive the Certificate of Formation or this Agreement; *provided* that the Managers may, without the consent of the Members, amend the Members Schedule following any new issuance, redemption, repurchase or Transfer of Membership Interests in accordance with this Agreement;

(b)   Issue additional Membership Interests or admit additional Members to the Company.

(c)   Incur any indebtedness, pledge or grant Liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person in excess of $100,000 in a single transaction or series of related transactions, or in excess of $1,000,000 in the aggregate at any time outstanding;

(d)   Make any loan, advance or capital contribution in any Person in excess of $100,000;

(e)   Appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(f)   Enter into, amend in any material respect, waive or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(g)   Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice; provided, however, that this Section 7.05(g) shall require the written approval of Members holding at least sixty-six percent of the outstanding Membership Interests (a "**Supermajority**");

(h)   Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice; provided, however, that this Section 7.05(h) shall require the written approval of Members holding a Supermajority;

(i)   Establish a Subsidiary or enter into any joint venture or similar business arrangement; provided, however, that this Section 7.05(i) shall require the written approval of Members holding a Supermajority;

(j)   Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability with a value in excess of $100,000 or agree to the provision of any equitable relief by the Company; provided, however, that this Section 7.05(j) shall require the written approval of Members holding a Supermajority;

(k)   Initiate or consummate an initial public offering or make a public offering and sale of the Membership Interests or any other securities;

(l)   Make any investments in any other Person in excess of $100,000;

(m)   Sell, exchange, involuntary convert, or otherwise dispose or Transfer all or substantially all the assets of the Company to a Person other than an Affiliate; provided, however, that this Section 7.05(m) shall require the written approval of Members holding a Supermajority; or

(n)   Merge, consolidate, dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided, however, that this Section 7.05(n) shall require the written approval of Members holding a Supermajority.

Section 7.06   [intentionally omitted].

Section 7.07   Officers. The Managers may appoint individuals as officers of the Company (the **"Officers"**) as they deem necessary or desirable to carry on the business of the Company and the Managers may delegate to such Officers such power and authority as the Managers deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Managers or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Managers. Any Officer may be removed by the Managers with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Managers.

Section 7.08   Other Activities of Managers; Business Opportunities. Managers shall devote so much time and attention to the business of the Company as they deem appropriate in their sole discretion. During the period of service as a Manager and for three years thereafter, no Manager shall engage in activities or businesses similar to or competitive with the Company. Upon breach of this Section 7.08, such Manager shall be obligated to account to the Company or to the Members for any profits or income earned or derived from other such activities or businesses. None of the Managers shall be obligated to inform the Company or the Members of any business opportunity of any type or description, so long as such business opportunity is not similar to or competitive with the business of the Company.

Section 7.09   Compensation and Reimbursement of Managers; No Employment.

(a)   The Managers shall be compensated for their services as Managers, and the Company shall reimburse the Managers for all ordinary, necessary and direct expenses incurred by the Managers in performance of their duties as Managers. All reimbursements for expenses shall be reasonable in amount. Nothing contained in this Section 7.09 shall be construed to preclude any Manager from serving the Company in any other capacity, including as an Officer, and receiving reasonable compensation for such services, which shall not exceed aggregate compensation from the Company of $250,000 for each Manager.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 7.10   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

ARTICLE VIII
PRE-EMPTIVE RIGHTS

Section 8.01   Pre-emptive Rights.

(a)   **Issuance of New Securities.** The Company hereby grants each Member the right to purchase its pro rata share (in accordance with its Membership Interest) of any New Securities that the Company may from time to time propose to issue or sell to any party. For purposes hereof, **"New Securities"** shall include any and all new issuances of Membership Interests of the Company and any securities of the Company convertible into, or exchangeable or exercisable for, such Membership Interests, other than Membership Interests or other securities issued or sold by the Company in connection with (i) a grant to any existing or prospective consultants, employees or Officers pursuant to any profits interest plan or similar equity-based plans or other compensation agreement; (ii) the conversion or exchange of any securities of the Company into Membership Interests, or the exercise of any warrants or other rights to acquire Membership Interests; (iii) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (iv) any merger, consolidation or other business combination involving the Company; (v) the commencement of any initial public offering or any transaction or series of related transactions involving a change of control of the Company; (vi) an equity split, payment of distributions or any similar recapitalization; and (vii) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction providing debt financing to the Company, in each case, approved in accordance with the terms of this Agreement.

(b) **Additional Issuance Notices.** The Company shall give written notice (an **"Issuance Notice"**) of any proposed issuance or sale described in subsection (a) above to the Members within five (5) Business Days following approval of any such issuance or sale by the Members in accordance with Section 7.05(b). The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser (a **"Prospective Purchaser"**) seeking to purchase New Securities and shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number and description of the New Securities proposed to be issued and the percentage interest in the Company such issuance would represent;

(ii) the proposed issuance date, which shall be at least 20 Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Managers' good-faith determination of the Fair Market Value thereof.

(c) **Exercise of Pre-emptive Rights.** Each Member shall for a period of 15 Business Days following the receipt of an Issuance Notice (the **"Exercise Period"**) have the right to elect irrevocably to purchase its pro rata share (in accordance with its Membership Interest) of the New Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an **"Acceptance Notice"**). The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 8.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(d)   **Over-Allotment.** No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the **"Over-allotment Notice"**). Each Member exercising its right to purchase its pro rata share (in accordance with its Membership Interest) of the New Securities in full (an **"Exercising Member"**) shall have a right of over-allotment such that if any other Member fails to exercise its rights under this Section 8.01 to purchase its pro rata share of the New Securities (each, a **"Non-Exercising Member"**), such Exercising Member may purchase its pro rata share of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-allotment Notice (the **"Over-allotment Exercise Period"**).

(e)   **Sales to the Prospective Purchaser.** If any Member fails to purchase its allotment of the New Securities within the time period described in subsection (b) and after the expiration of the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members failed to exercise the option set forth in this Section 8.01 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that (i) such issuance or sale is closed within 30 days after the expiration of the Over-allotment Exercise Period (subject to the extension of such 30-day period for a reasonable time not to exceed 60 days to the extent reasonably necessary to obtain any third-party approvals; and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 8.01.

(f)   **Closing of the Issuance.** The closing of any purchase by any Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 8.01, the Company shall deliver the New Securities free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. The Company, in the discretion of the Managers pursuant to Section 4.10(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including, without limitation, entering into such additional agreements as may be necessary or appropriate.


ARTICLE IX
TRANSFER


Section 9.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 9.02 or in accordance with the procedures set forth in Section 9.03**Error! Reference source not found.**, Section 9.04 or Section 9.05, no Member shall Transfer all or any portion of its Membership Interest in the Company. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 9.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02   Permitted Transfers. The provisions of Section 9.01(a), Section 9.03**Error! Reference source not found.**, Section 9.04 and Section 9.05 shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following:

(a)   Any Affiliate of such Member; or

(b)   (i) Such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his life; (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries.

Section 9.03   Right of First Refusal.

(a)   **Right of First Refusal.** Subject to the terms and conditions specified in this Section 9.03**Error! Reference source not found.**, each Member shall have a right of first refusal if any other Member (the "**Offering Member**"), receives an offer from an Independent Third Party that the Offering Member desires to accept to Transfer all or any portion of the Membership Interest owned by the Offering Member (the "**Offered Interests**"). Each time the Offering Member receives an offer for all or any portion of its Membership Interest in the Company, the Offering Member shall first make an offering of the Offered Interests to the other Members (the "**ROFR Rightholders**") in accordance with the following provisions of this Section 9.03**Error! Reference source not found.** prior to Transferring such Offered Interests to the Independent Third Party (other than Transfers that (i) are permitted by Section 9.02, (ii) are proposed to be made by a

Dragging Member or required to be made by a Drag-along Member pursuant to Section 9.04, or (iii) are made by a Tag-along Member upon the exercise of its tag-along right pursuant to Section 9.05 after the ROFR Rightholders have declined to exercise their rights in full under this Section 9.03**Error! Reference source not found.**).

(b)   **Offer Notice.**

(i)   The Offering Member shall, within five (5) Business Days of receipt of the offer from the Independent Third Party, give written notice (the **"Offering Member Notice"**) to the Company and the ROFR Rightholders stating that it has received a bona fide offer from an Independent Third Party and specifying: (A) the amount of Offered Interests to be Transferred by the Offering Member; (B) the name of the Person who has offered to purchase such Offered Interests; (C) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (D) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 days from the date of the Offering Member Notice.

(ii)   The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Interests to the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Notice Period (as hereinafter defined).

(iii)   By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that: (a) the Offering Member has full right, title and interest in and to the Offered Interests; (b) the Offering Member has all the necessary power and authority and has taken all necessary action to sell such Offered Interests as contemplated by this Section 9.03; and (c) the Offered Interests are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(c)   **Exercise of the Rights of First Refusal.**

(i)   Upon receipt of the Offering Member Notice, each ROFR Rightholder shall have 10 Business Days (the **"ROFR Notice Period"**) to elect to purchase all (but not less than all) of the Offered Interests by delivering a written notice (a **"ROFR Offer Notice"**) to the Offering Member and the Company stating that it offers to purchase such Offered Interests on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightholder. If more than one ROFR Rightholder delivers a ROFR Offer Notice, each such ROFR Rightholder (the **"Purchasing Member"**) shall be allocated its pro rata share (based on its Membership Interest in the Company) of the Offered Interests, unless otherwise agreed by such Members.

(ii)   Each ROFR Rightholder who does not deliver a ROFR Offer Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightholder's rights to purchase the Offered Interests under this Section 9.03**Error! Reference source not found.**, and the Offering Member shall thereafter, subject to the rights of any Purchasing Member and the provisions of Section 9.05, be free to sell the Offered Interests to the Independent Third Party in the Offering Member Notice without any further obligation to such ROFR Rightholder pursuant to this Section 9.03**Error! Reference source not found.**.

(iii)   Each ROFR Rightholder who delivers a ROFR Offer Notice shall be deemed to have waived any rights that such Members may have pursuant to Section 9.05.

(d)   **Consummation of Sale.** If no ROFR Rightholder delivers a ROFR Notice in accordance with Section 9.03(c), then, provided the Offering Member has also complied with the provisions of Section 9.05, to the extent applicable, the Offering Member may, during the 60- day period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain any required approvals or consents from any Governmental Authority), Transfer all of the Offered Interests to the Independent Third Party on terms and conditions no more favorable to the Independent Third Party than those set forth in the Offering Member Notice. If the Offering Member does not Transfer the Offered Interests within such period, the rights provided hereunder shall be deemed to be revived and the Offered Interests shall not be Transferred to the Independent Third Party unless the Offering Member sends a new Offering Member Notice in accordance with, and otherwise complies with, this Section 9.03(d).

(e)   **Cooperation.** Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.03(d) including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)   **Closing.** At the closing of any sale and purchase pursuant to this Section 9.03(d), the Offering Member shall deliver to the Purchasing Member(s) a certificate or certificates representing the Offered Interests to be sold (if any), accompanied by evidence of Transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from such Purchasing Member(s) by certified or official bank check of by wire transfer of immediately available funds.

Section 9.04   Drag-along Rights.

(a)   **Participation.** If one or more Members (together with their respective Permitted Transferees) holding no less than 50% of the then outstanding Membership Interests (such Member or Members, the "**Dragging Member**"), proposes to Transfer, in one transaction or a series of related transactions, all of the Membership Interests owned by the Dragging Member (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.04(c) and subject to compliance with Section Section 9.04(d), to require that each other Member (each, a **"Drag-along Member"**) participate in such sale in the manner set forth in Section 9.04(b).

(b)   **Sale of Membership Interests.** Subject to compliance with Section 9.04(d), each Drag-along Member shall sell in the Drag-along Sale all of the Membership Interests held by such Drag-along Member.

(c)   **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this Section 9.04 by delivering a written notice (the **"Drag-along Notice"**) to the Company and each Drag-along Member no more than 10 Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than 20 Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the person or entity to whom such Membership Interests are proposed to be sold;

(ii)   The proposed date, time and location of the closing of the sale;

(iii)   The proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   **Conditions of Sale.** The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.04 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per percentage interest and the terms and conditions of such sale shall, except as otherwise provided in Section 9.04(d)(ii), be the same as those upon which the Dragging Member sells its Membership Interests;

(ii)   If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii)   Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Member, the Drag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member (other than any indemnification obligation pertaining specifically to the Dragging Member or a Drag-along Member, which obligation shall be the sole obligation of such Dragging Member or Drag-along Member), in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e)   **Cooperation**. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.04(d)(iii).

(f)   **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Independent Third Party, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(g)   **Consummation of Sale.** The Dragging Member shall have 60 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 60-day period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 9.04 without again fully complying with the provisions of this Section 9.04.

Section 9.05   Tag-along Rights.

(a)   **Participation.** Subject to the terms and conditions specified in Section 9.01, Section 9.02 and Section 9.03**Error! Reference source not found.**, if a Member (together with its Permitted Transferees) holding no less than 25% of the then outstanding Membership Interests (the "**Selling Member**") proposes to Transfer at least 90% of the Membership Interests owned by the Selling Member to an Independent Third

Party (a "**Proposed Transferee**"), each other Member (each, a "**Tag-along Member**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 9.05.

(b)   **Application of Transfer Restrictions.** The provisions of this Section 9.05 shall only apply to Transfers in which:

(i)   No ROFR Rightholder has exercised its right under Section 9.03**Error! Reference source not found.** to purchase the Offered Interests; and

(ii)   The Dragging Member has elected to not exercise its drag-along right under Section 9.04.

(c)   **Sale Notice.** Prior to the consummation of any Transfer of Membership Interests qualifying under Section 9.05(b)(ii), and after satisfying its obligations pursuant to Section 9.03**Error! Reference source not found.**, the Selling Member shall deliver to the Company and each other Member a written notice (a "**Sale Notice**") of the proposed Tag-along Sale as soon as practicable following the expiration of the ROFR Rightholder Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i)   The aggregate percentage of Membership Interests the Proposed Transferee has offered to purchase;

(ii)   The identity of the Proposed Transferee;

(iii)   The proposed date, time and location of the closing of the Tag-along Sale;

(iv)   The purchase price and other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   **Exercise of Tag-along Right.**

(i)   The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to Section 9.05(d)(ii) shall have the right to Transfer in the Tag-along Sale the amount of Membership Interests, equal to the product of (x) the total percentage of Membership Interests that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the percentage of Membership Interests then held by the applicable Member, and (B) the denominator of which is equal to the total percentage of Membership Interests then held by the Selling Member and all of the Tag-along Members timely electing to participate in the

Tag-along Sale pursuant to Section 9.05(d)(ii) (such amount, the "**Tag-along Portion**").

(ii)   Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the amount of Membership Interests (up to its Tag-along Portion) to be Transferred by it no later than 10 Business Days after receipt of the Sale Notice (the "**Tag-along Period**").

(iii)   The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 9.05.

(e)   **Remaining Portions.**

(i)   If any Tag-along Member declines to exercise its right under Section 9.05(d)(i) or elects to exercise it with respect to less than its full Tag-Along Portion (the "**Remaining Portion**"), the Selling Member shall promptly deliver a written notice (a "**Remaining Portion Notice**") to those Tag-along Members who have elected to Transfer their Tag-Along Portion in full (each, a "**Fully Participating Tag-along Member**"). The Selling Member and each Fully Participating Tag-along Member shall be entitled to Transfer, in addition to any Membership Interests already being Transferred, the percentage of Membership Interests held by it equal to the product of (x) the Remaining Portion, and (y) a fraction (A) the numerator of which is equal to the percentage of Membership Interests then held by the applicable Member, and (B) the denominator of which is equal to the percentage of Membership Interests then held by the Selling Member and all Fully Participating Tag-along Members.

(ii)   Each Fully Participating Tag-along Member shall exercise its right to participate in the Transfer described in Section 9.05(e)(i) by delivering to the Selling Member a written notice (a "**Remaining Tag-along Notice**") stating its election to do so and specifying the percentage of Membership Interests (up to the amounts it may Transfer pursuant to Section 9.05(e)(i)), to be Transferred by it no later than five (5) Business Days after receipt of the Remaining Portion Notice.

(iii)   The offer of each Fully Participating Tag-along Member set forth in a Remaining Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 9.05.

(f)   **Waiver.** Each Tag-along Member who does not deliver a Tag-along Notice in compliance with Section 9.05(d)(ii) shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale, and the Selling Member shall (subject to the rights of any other participating Tag-along Member, including those set forth in Section 9.05(e)) thereafter be free to sell to the Proposed Transferee the

Membership Interests identified in the Sale Notice at a price that is no greater than the price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(g)   **Conditions of Sale.**

(i)   Each Member participating in the Tag-along Sale shall receive the same consideration after deduction of such Member's proportionate share of the related expenses in accordance with Section 9.05(i) below.

(ii)   Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Member, the Tag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member (other than any indemnification obligation pertaining specifically to the Selling Member or a Tag-along Member, which obligation shall be the sole obligation of such Selling or Tag-along Member), in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

(h)   **Cooperation.** Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 9.05(g)(ii).

(i)   **Expenses.** The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(j)   **Consummation of Sale.** The Selling Member shall have 60 days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Notice (which such 60-day period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 9.05 without again fully complying with the provisions of this Section 9.05.

(k)   **Transfers in Violation of the Tag-along Right.** If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Membership Interests in breach of this Section 9.05, then each Tag-along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-along Member, the amount of Membership Interests that such Tag-along Member would have had the right to sell to the Proposed Transferee pursuant to this Section 9.05, for a price and upon the terms and conditions on which the Proposed Transferee bought such Membership Interests from the Selling Member, but without indemnity being granted by any Tag-along Member to the Selling Member; *provided*, that nothing contained in this Section 9.05(k) shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 9.05. The Selling Member shall also reimburse each Tag-along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Member's rights under this Section 9.05(k).

ARTICLE X
EXCULPATION AND INDEMNIFICATION

Section 10.01 Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term **"Covered Person"** shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, and each of their Affiliates; and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

Section 10.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 10.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct , in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; provided, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 10.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.03; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   Entitlement to Indemnity. The indemnification provided by this Section 10.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managers may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   Savings Clause. If this Section 10.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.03 to the fullest extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   Amendment. The provisions of this Section 10.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 10.04 Survival. The provisions of this ARTICLE X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI
ACCOUNTING; TAX MATTERS

Section 11.01 Financial Statements. The Company shall furnish to each Member the following reports:

      (a)   **Annual Financial Statements.** As soon as available, and in any event within 120 days after the end of each Fiscal Year, unaudited consolidated balance sheets of the Company as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Managers, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

Section 11.02 intentionally omitted

Section 11.03 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 11.04 Tax Matters Member; Partnership Representative.

      (a)   **Appointment.** The Members hereby appoint Ryan Gresh as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Tax Matters Member**") and the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time. Upon any such resignation, the holders of a majority of the Membership Interests of the Company shall appoint a new Tax Matters Member or Partnership Representative.

      (b)   **Tax Examinations and Audits.** The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Member or Partnership Representative, which authorization may be withheld by the Tax Matters Member or Partnership Representative in its sole and absolute discretion. The Tax Matters Member or Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c) **BBA Elections.** The Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**") for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.03(b).

(e) **Income Tax Elections.** Except as otherwise provided herein, each of the Tax Matters Member or Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Tax Matters Member or Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

Section 11.05 Tax Returns. At the expense of the Company, the Managers (or any Officer that the Managers may designate pursuant to Section 7.07) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Managers or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 11.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Managers, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Managers. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Managers may designate.

<p style="text-align:center">ARTICLE XII
DISSOLUTION AND LIQUIDATION</p>

Section 12.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

      (a)   An election to dissolve the Company made by holders of a majority of the Membership Interests; or

      (b)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 12.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 12.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 12.03 and the Certificate of Formation shall have been cancelled as provided in Section 12.04.

Section 12.03 Liquidation. If the Company is dissolved pursuant to Section 12.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

      (a)   **Liquidator.** Ryan Gresh, or another Person selected by the Managers, shall act as liquidator to wind up the Company (the **"Liquidator"**). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

      (b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

      (c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

            (i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *Second*, to the establishment of and additions to reserves that are determined by the Managers to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *Third*, to the Members in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

(d)   Discretion of Liquidator. Notwithstanding the provisions of Section 12.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon approval of holders of a majority of the outstanding Membership Interests, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section 12.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 12.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 10.03.

Section 12.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XIII
MISCELLANEOUS

Section 13.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.03 Confidentiality and Noncompete.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, **"Confidential Information"**). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 13.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 13.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 13.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 13.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives; *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   **Non-Competition; Non-Solicitation**. For so long as any Member holds any Membership Interests, and for a period of three (3) years thereafter, such Member shall not, without the prior written consent of the Company, anywhere in the world, directly or indirectly, (i) enter into the employ of or render any services to any person or entity that sells any product, or renders any services, similar to that sold or rendered by the Company ("**Competitive Business**"); (ii) engage in the actual or proposed business of the Company for its own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity (other than passive ownership of less than 5% of any publicly-traded company that is a Competitive Business); or (iv) solicit, interfere with, or endeavor to entice away from the Company any of its employees, customers, suppliers or other Persons with whom the Company has done, does, or seeks to do business.

(e)   The obligations of each Member under this Section 13.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Membership Interests.

Section 13.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to the Company: ADDRESS

                                             E-mail: ryan@thefeelgoodlab.com

                                             Attention: Manager

with a copy to: Gora LLC

                                             Facsimile: 203-549-0410

                                             E-mail: rich@goralaw.com

                                             Attention: Richard S. Gora, Esq.

       If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Managers Schedule, as applicable.

       Section 13.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

       Section 13.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 10.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

       Section 13.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

       Section 13.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

       Section 13.09 No Third-party Beneficiaries. Except as provided in ARTICLE X, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Members holding a majority of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule and the Managers Schedule may be made by the Managers in accordance with Section 3.01 and Section 7.02(c).

Section 13.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 13.01 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.05(e), Section 8.01(c), Section 9.03(c)(ii), Section 9.05(f) and Section 13.14 hereof.

Section 13.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 13.13 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 13.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 13.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 13.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 10.02 to the contrary.

Section 13.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

THE FEEL GOOD LAB LLC

By: *Ryan Gresh*
Ryan Gresh (Nov 29, 2017)

Name: Ryan Gresh

Title: Manager

THE MEMBERS:

Ryan Gresh
Ryan Gresh (Nov 29, 2017)

RYAN GRESH

Carlton Forse
Carlton Forse (Nov 29, 2017)

CARLTON FORSE

ANC PRODUCTS LLC

By: *William K Tobin*
William K Tobin (Nov 30, 2017)

Name: William K Tobin

Title: Managing Member

Kyle Fitzpatrick
Kyle Fitzpatrick (Nov 29, 2017)

KYLE FITZPATRICK

Peter C Dunlap

PETER DUNLAP

Eugene W. Gresh, Jr.
Eugene W. Gresh, Jr. (Nov 30, 2017)

GENE GRESH

EXHIBIT A

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated as of NOVEMBER 1, 2017, as amended from time to time (the **"Agreement"**), between and among The Feel Good Lab LLC, a Delaware limited liability company, and the members thereof (the **"Company"**).

Pursuant to and in accordance with Section 4.01 of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of
_____.

                                    NEW MEMBER

                                    By_____

                                    Name:
                                    Title:

Schedule A

MEMBERS SCHEDULE

Member Name and Address	Contribution	Membership Interests	Membership Interest Percentage
RYAN GRESH	Services and Intellectual Property	2,500,000	25%
CARLTON FORSE	Services and Intellectual Property	2,500,000	25%
ANC PRODUCTS LLC	Services and Intellectual Property relating to Goose Grease and its related patent thereto	1,250,000	12.5%
KYLE FITZPATRICK	Services and Intellectual Property	1,250,000	12.5%[1]
GENE GRESH	Services, Intellectual Property, and $50,000	250,000	2.5%
PETE DUNLAP	Services, Intellectual Property, and $70,000	500,000	5.0%[2]
EQUITY POOL (RESERVED FOR FUTURE ISSUANCES)		1,750,000	17.5%
Total:		10,000,000	100%

[1] 1,000,000 of which shall vest immediately upon execution hereof, and the remainder shall vest upon the Company generating $1,000,000 in revenue.

[2] 300,000 of which shall vest immediately upon execution hereof; 100,000 of which shall vest in twelve (12) equal monthly installments commencing on January 1, 2018, subject to his providing services to the Company on at least one (1) market day per month and one (1) working session per month during the 2018 calendar year (the "**Dunlap Conditions**"). In the event he fails to satisfy the Dunlap Conditions, the Company shall provide written notice of such failure the result of which will automatically cease the vesting of such 100,000 Membership Interests; and 50,000 of which shall vest upon the Company's generating $75,000 of revenue for the "Relief" units sold through direct channels (i.e., physical therapist offices) and 50,000 of which shall vest upon the Company's generating $150,000 of revenue for the "Relief" units.

SCHEDULE B

MANAGERS SCHEDULE

Manager Name and Address
Ryan Gresh 95 S. Ridge Lane Unit B204 Berlin CT 06037
Carlton Forse Address
Kyle Fitzpatrick 68 Michael Lane, Naugatuck CT 06770



LIMITED LIABILITY COMPANY AGREEMENT

between and among

THE FEEL GOOD LAB LLC

and

THE MEMBERS NAMED HEREIN

dated as of

NOVEMBER 1, 2017

The Feel Good Lab Operating Agreement (FINAL) (11-29-17)

Adobe Sign Document History 12/10/2017

Created:	11/29/2017
By:	Richard Gora (rich@goralaw.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAazSPoU4WFA90SACpf1XZoRCt9afsmXyH

"The Feel Good Lab Operating Agreement (FINAL) (11-29-17)" History

Document created by Richard Gora (rich@goralaw.com)
11/29/2017 - 1:12:17 PM PST- IP address: 162.221.8.193

Document emailed to Ryan Gresh (ryan@thefeelgoodlab.com) for signature
11/29/2017 - 1:14:43 PM PST

Document emailed to Carlton Forse (cj@thefeelgoodlab.com) for signature
11/29/2017 - 1:14:43 PM PST

Document emailed to Kyle Fitzpatrick (kyle@thefeelgoodlab.com) for signature
11/29/2017 - 1:14:43 PM PST

Document emailed to Eugene W. Gresh, Jr. (ggrxmaker@aol.com) for signature
11/29/2017 - 1:14:43 PM PST

Document emailed to William K Tobin (billt@ihcresearch.com) for signature
11/29/2017 - 1:14:43 PM PST

Document emailed to Peter C Dunlap (petercdunlap@yahoo.com) for signature
11/29/2017 - 1:14:43 PM PST

Document viewed by Ryan Gresh (ryan@thefeelgoodlab.com)
11/29/2017 - 1:15:46 PM PST- IP address: 107.77.224.219

Document viewed by Kyle Fitzpatrick (kyle@thefeelgoodlab.com)
11/29/2017 - 1:15:48 PM PST- IP address: 76.28.113.173

Document viewed by Eugene W. Gresh, Jr. (ggrxmaker@aol.com)
11/29/2017 - 1:53:32 PM PST- IP address: 137.99.170.148

Document e-signed by Ryan Gresh (ryan@thefeelgoodlab.com)
Signature Date: 11/29/2017 - 1:54:40 PM PST - Time Source: server- IP address: 32.208.61.244

Document viewed by Carlton Forse (cj@thefeelgoodlab.com)
11/29/2017 - 2:15:46 PM PST- IP address: 104.172.164.73

Document e-signed by Kyle Fitzpatrick (kyle@thefeelgoodlab.com)
Signature Date: 11/29/2017 - 4:26:30 PM PST - Time Source: server- IP address: 71.233.53.195

Document e-signed by Carlton Forse (cj@thefeelgoodlab.com)
Signature Date: 11/29/2017 - 4:30:12 PM PST - Time Source: server- IP address: 104.172.164.73

Document viewed by William K Tobin (billt@ihcresearch.com)
11/30/2017 - 8:37:14 AM PST- IP address: 73.249.184.215

Document e-signed by William K Tobin (billt@ihcresearch.com)
Signature Date: 11/30/2017 - 8:41:58 AM PST - Time Source: server- IP address: 73.249.184.215

Document viewed by Peter C Dunlap (petercdunlap@yahoo.com)
11/30/2017 - 11:16:58 AM PST- IP address: 75.104.69.115

Document e-signed by Eugene W. Gresh, Jr. (ggrxmaker@aol.com)
Signature Date: 11/30/2017 - 12:39:42 PM PST - Time Source: server- IP address: 137.99.171.137

Document viewed by Peter C Dunlap (petercdunlap@yahoo.com)
12/08/2017 - 12:21:16 PM PST- IP address: 216.189.211.150

Document e-signed by Peter C Dunlap (petercdunlap@yahoo.com)
Signature Date: 12/10/2017 - 11:03:13 AM PST - Time Source: server- IP address: 73.68.84.171

Signed document emailed to Richard Gora (rich@goralaw.com), Peter C Dunlap (petercdunlap@yahoo.com), Ryan Gresh (ryan@thefeelgoodlab.com), Carlton Forse (cj@thefeelgoodlab.com), and 3 more
12/10/2017 - 11:03:13 AM PST